UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2014

Commission File Number: 001- 36563

Orion Engineered Carbons S.A.

(Translation of registrant’s name into English)

15 rue Edward Steichen

L-2540 Luxembourg, Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On August 8, 2014, Orion Engineered Carbons S.A. issued a press release announcing the successful completion of syndication of the term loan under its new credit agreement, a copy of which is attached as Exhibit 99.1 hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orion Engineered Carbons S.A.

By:	/s/ Charles Herlinger
Name:	Charles Herlinger
Title:	Chief Financial Officer

Date: August 8, 2014

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Orion Engineered Carbons S.A. dated August 8, 2014.